Invictus MD Strategies Corp.
Condensed Interim Consolidated Financial Statements
For the Six Months Ended July 31, 2017 and 2016
(Expressed in Canadian Dollars)
(unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The management of Invictus MD Strategies Corp. (the “Company”) is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor. These unaudited condensed consolidated interim financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

“Dan Kriznic”	“Aaron Bowden”

Dan Kriznic	Aaron Bowden
Director	Director

September 22, 2017

Invictus MD Strategies Corp.
Condensed interim consolidated statements of financial position
(Expressed in Canadian dollars)

	July 31,	January 31,
	2017	2017
	$	$
	(unaudited)
Assets
Current assets
Cash and cash equivalents	28,629,073	3,463,357
Accounts receivable (Note 6)	784,219	633,213
Prepaid expenses and other	263,692	90,414
Inventory (Note 7)	648,407	552,725
Loans receivable (Note 8)	955,150	955,150
Total current assets	31,280,541	5,694,859
Non-current assets
Investments (Note 4)	13,541,509	12,466,000
Property and equipment (Note 9)	2,285,113	353,707
Intangible assets (Note 10)	45,474,316	1,160,385
Other assets (Note 11)	198,521	373,521
Total non-current assets	61,499,459	14,353,613
Total assets	92,780,000	20,048,472
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (Note 12)	–	91,144
Accounts payable and accrued liabilities (Note 13)	535,144	332,427
Note payable (Note 14)	-	2,000,000
Total liabilities	535,144	2,423,571

Shareholders' equity
Share capital	87,168,677	17,343,846
Subscriptions receivable	(154,500)	(105,000)
Contributed surplus	22,839,746	6,137,595
Deficit	(19,226,687)	(7,401,110)
Equity attributable to owners of the Company	90,627,236	15,975,331
Non-controlling interest	1,617,620	1,649,570
Total shareholders' equity	92,244,856	17,624,901
Total liabilities and shareholders' equity	92,780,000	20,048,472

Nature of operations (Note 1)
Commitments (Note 17)
Subsequent events (Note 20)

Approved and authorized for issuance on behalf of the Board on September 22, 2017:

“Dan Kriznic”	“Aaron Bowden”
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of operations and comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2017	2016	2017	2016
	$	$	$	$
Revenues	566,431	559,123	1,059,879	1,393,105
Cost of sales	477,599	156,119	909,016	504,921
Gross margin	88,832	403,004	150,863	888,184
Operating expenses
Selling and marketing
Investor relations	10,000	15,000	10,000	16,250
Sales and marketing	831,899	81,429	1,518,088	121,851
Travel	156,945	5,290	193,124	19,528
Total selling and marketing	998,844	101,719	1,721,212	157,629
General and administrative
Depreciation	–	5,105	1,141	10,083
Filing and transfer agent fees	29,974	11,929	81,463	17,110
Management fees and wages (Note 15)	218,997	710,012	676,785	1,092,759
Office and general	741,144	201,592	997,966	322,956
Professional fees	516,684	106,355	672,368	145,963
Stock-based compensation (Note 16)	33,719	–	4,612,568	–
Total general and administrative	1,540,518	1,034,993	7,042,291	1,588,871
Net loss from operations	(2,450,530)	(733,708)	(8,612,640)	(858,316)
Other income (expense)
Acquisition transaction costs	(466,261)	–	(3,229,798)	–
Bargain purchase loss	–	(530,007)	–	(480,014)
Foreign exchange gain and other loss	9,812	12,659	3,864	44,752
Loss on sale of SunBlaster	–	(9,103)	–	(173,087)
Gain on sale of inventory	–	9,103	–	9,103
Equity loss on investment (Note 4)	(116,491)	–	(116,491)	–
Other income (loss)	43,465	(10,307)	97,538	(9,417)
Total other income (expense)	(529,475)	(527,655)	(3,244,887)	(608,663)
Net loss and comprehensive loss for the period	(2,980,005)	(1,261,363)	(11,857,527)	(1,466,979)
Loss attributable to:
Owners of the Company	(2,973,859)	(1,074,286)	(11,825,577)	(1,456,024)
Non-controlling interest	(6,146)	(187,077)	(31,950)	(10,955)
	(2,980,005)	(1,261,363)	(11,857,527)	(1,466,979)
Loss per share attributable to owners of the Company:
Basic and diluted	(0.04)	(0.22)	(0.21)	(0.30)
Weighted average number of common shares outstanding	74,835,992	5,787,414	56,234,892	4,920,059

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

					Equity
					Portion of	Non-
			Subscriptions	Contributed	Convertible	Controlling	Dividends
	Number of	Share Capital	Received	Surplus	Debt	Interest	Declared	Deficit	Total
	Shares	$	$	$	$	$	$	$	$

Balance, January 31, 2016	4,033,429	3,875,263	–	384,539	68,361	2,203,178	–	(812,202)	5,719,139

Non-controlling interest	–	–	–	–	–	(422,908)	–	–	(422,908)
Dividends declared	–	–	–	–	–	(209,909)	(629,729)	–	(839,638)
Private placement	5,205,375	411,333	–	369,473	–	–	–	–	780,806
Share consolidation transaction fee	–	(4,377)	–	–	–	–	–	–	(4,377)
Reclassification	–	–	–	–	(68,361)	–	–	–	(68,361)
Net loss and comprehensive loss for the period	–	–	–	–	–	(10,955)	–	(1,456,024)	(1,466,979)

Balance, July 31, 2016	9,238,804	4,282,219	–	754,012	–	1,559,406	(629,729)	(2,268,226)	3,697,682

					Equity
					Portion of	Non-
			Subscriptions	Contributed	Convertible	Controlling	Dividends
	Number of	Share Capital	Receivable	Surplus	Debt	Interest	Declared	Deficit	Total
	Shares	$	$	$	$	$	$	$	$

Balance, January 31, 2017	27,839,600	17,343,846	(105,000)	6,137,595	–	1,649,570	–	(7,401,110)	17,624,901
Shares and warrants issued for
Acreage acquisition	20,000,000	36,800,000	–	3,130,768	–	–	–	–	39,930,768
Exercise of options	100,000	172,683	–	(80,683)	–	–	–	–	92,000
Exercise of warrants	1,503,758	2,547,970	(30,000)	(527,654)	–	–	–	–	1,990,316
Private placements	28,354,130	32,541,537	(19,500)	8,685,278	–	–	–	–	41,207,315
Share issuance costs	281,818	(5,269,359)	–	881,874	–	–	–	–	(4,387,485)
Shares issued for services rendered	2,000,000	3,032,000	–	–	–	–	–	–	3,032,000
Stock-based compensation	–	–	–	4,612,568	–	–	–	–	4,612,568
Net loss and comprehensive loss for the period	–	–	–	–	–	(31,950)	–	(11,825,577)	(11,857,527)

Balance, July 31, 2017	80,079,306	87,168,677	(154,500)	22,839,746	–	1,617,620	–	(19,226,687)	92,244,856

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Six months	Six months
	ended	ended
	July 31,	July 31,
	2017	2016
	$	$

OPERATING ACTIVITIES
Net loss for the period	(11,857,527)	(1,466,979)
Items not affecting cash:
Bargain purchase loss	–	480,014
Depreciation	1,141	10,083
Interest expense	–	24,439
Loss on investment	116,492	–
Share consolidation	–	(4,377)
Stock-based compensation	7,644,568	–
Changes in non-cash working capital items:
Accounts receivable	(86,215)	(89,574)
Prepaid expenses and other	(173,278)	14,931
Inventory	(70,178)	59,814
Accounts payable and accrued liabilities	137,270	(260,330)
Net cash used in operating activities	(4,287,727)	(1,231,979)
INVESTING ACTIVITIES
Other assets	175,000	–
Proceeds on sale of SunBlaster, net	–	3,943,802
Acquisition of subsidiary	(6,200,000)	–
Acquisition of additional equity in Future Harvest	–	(752,922)
Purchase of property and equipment	(1,263,883)	(13,328)
Intangible assets	(108,677)	(157,852)
Net cash provided by (used in) investing activities	(7,397,560)	3,019,700
FINANCING ACTIVITIES

Distribution to non-controlling interest members	–	(375,000)
Proceeds from exercise of options	92,000	–
Proceeds from exercise of warrants	1,990,317	–
Proceeds from private placements	41,207,315	780,806
Share issuance costs	(4,387,485)	–
Bank indebtedness	(91,144)	(367,680)
Repayment of convertible loan	–	(300,000)
Proceeds from issuance of note payable	40,000	–
Repayment of note payable	(2,000,000)	–
Net cash provided by (used in) financing activities	36,851,003	(261,874)
Change in cash and cash equivalents during the period	25,165,716	1,525,847
Cash and cash equivalents, beginning of period	3,463,357	237,653
Cash and cash equivalents, end of period	28,629,073	1,763,500

Supplemental Cash Flow Information (Note 18)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. (“Invictus MD” or the “Company”) was incorporated pursuant to the British Columbia Business Corporations Act on February 11, 2014. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth and value. The Company’s head office is located at Suite 3123, 595 Burrard Street, Vancouver, BC, V7X 1J1.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial information, as outlined in International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and using the accounting policies consistent with those in the audited financial statements as at and for the year ended January 31, 2017.

These unaudited interim condensed financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the annual financial statements as at and for the year ended January 31, 2017. Interim results are not necessarily indicative of the results expected for the fiscal year.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

		Percentage owned*
		July 31,	July 31,
		2017	2016
Greener Pastures Marihuana Dispensary Ltd.	BC, Canada	100%	100%
Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.)	BC, Canada	100%	100%
Vitaleaf Management Inc. (inactive)	BC, Canada	100%	100%
Prestige Worldwide Holdings Inc.	BC, Canada	100%	100%
Future Harvest Development Ltd.	BC, Canada	82.5%	82.5%
Acreage Pharms Ltd.	BC, Canada	100%	–
AB Laboratories Inc.	BC, Canada	33.33%	–
AB Ventures Inc.	BC, Canada	10.63%	–

*Percentage of voting power is proportion to ownership.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated upon consolidation. Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended July 31, 2017, and have not been applied in preparing these condensed interim consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3.	ACQUISITIONS AND DISPOSITIONS

Acreage Pharms Ltd.

The initial accounting for this business combination is incomplete and the Company is reporting provisional amounts for the items for which the accounting is incomplete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

At the date of acquisition, the provisional fair values of the assets and liabilities of Acreage Pharms Ltd. (“Acreage”) consisted of the following:

$
Accounts receivable	64,793
Property and equipment	1,886,168
Intangible assets	43,979,807
Total purchase price	45,930,768

The provisional fair value of the consideration transferred on the date of acquisition is as follows:

$
Cash	6,000,000
Fair value of 20,000,000 common shares of the Company	36,800,000
Fair value of 3,000,000 share purchase warrants of the Company	3,130,768
Total consideration transferred	45,930,768

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

4.	INVESTMENT IN ASSOCIATE

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) Under the terms of the agreement, the Company acquired 33.33% of AB Labs for consideration of $5,000,000 (paid) and issue 2,400,000 common shares (issued with a fair value of $3,456,000), and paid $2,000,000 90 days after closing.

On December 23, 2016, the Company acquired 10.63% of AB Ventures Inc. (“AB Ventures”) for consideration of $2,000,000. In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire 36.66 additional common shares for $5,500,000. The Company and AB Ventures have agreed to use the proceeds to fund the purchase of land for, construction of and application to Health Canada for approval of, a facility for cultivation of cannabis under the ACMPR.

The Company will have the right of first refusal to arrange any initial public offering, reverse take- over, or other going public transaction of AB Labs or AB Ventures following closing.

AB Labs

The following table summarizes the change in investment in associate for the six months ended July 31, 2017:

Balance, March 31, 2017	$11,658,000
Equity loss in associate	(106,121)
Balance, July 31, 2017	$11,551,879

Summary of financial information of AB Labs (on a 100% basis):

July 31, 2017

Cash	272,303
A/R	47,499
Fixed assets	197,400
Total assets	517,202

Accounts payable	335,884
Due to related party	500,000
Total liabilites	(835,884)

AB Ventures

The following table summarizes the change in investment in associate for the six months ended July 31, 2017:

Balance, March 31, 2017	$2,000,000
Equity loss in associate	(10,370)
Balance, July 31, 2017	$1,989,630

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

4.	INVESTMENT IN ASSOCIATE (continued)

Summary of financial information of AB Ventures (on a 100% basis):

July 31, 2017

Cash	335,948
A/R	10,611
Total assets	346,560

Accounts payable	40,356
Total liabilites	(40,356)

5.	CASH EQUIVALENTS

Cash equivalents consist of redeemable guaranteed investment certificates of $23,038,276 (January 31, 2017 - $3,463,357), which have maturity dates of three months or less from the date of purchase, or are redeemable prior to maturity without significant costs or penalties.

6.	ACCOUNTS RECEIVABLE

	July 31,	January 31,
	2017	2017
	$	$

Trade receivables	387,265	518,695
GST and taxes receivable	317,582	97,771
Interest receivable (Note 8)	79,372	11,497
Other receivables	–	5,250

	784,219	633,213

7.	INVENTORY

	July 31,	January 31,
	2017	2017
	$	$
Materials and supplies	415,844	399,380
Finished goods	232,563	153,345
	648,407	552,725

Inventory consists of costs of manufacturing materials and products for resale. Inventory is recorded at lower of cost or net realizable value, which is the estimated selling price during the ordinary course of business, less estimated costs required to complete the sale.

8.	LOANS RECEIVABLE

(a)

As at July 31, 2017, the Company has a loan receivable of $880,150 (January 31, 2017 - $880,150) from a non- related party. The amount due is unsecured, bears interest at 12% per annum, and is due on demand. Included in accounts receivable is accrued interest receivable of $ 79,372 (January 31, 2017 - $11,497).

(b)	As at July 31, 2017, the Company has a loan receivable of $75,000 (January 31, 2017 - $75,000) from a non- related party. The amount due is unsecured, non- interest bearing, and is due on demand.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

9.	PROPERTY AND EQUIPMENT

		Computer	Computer	Leasehold	Manufacturing	Office	Shop
	Building	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$

Cost:

Balance, January 31, 2017	–	6,035	–	10,651	20,995	6,784	393,779	438,244
Additions	1,209,748	319,177	4,997	76,197	337,273	5,993	7,640	1,961,025
Balance, July 31, 2017	1,209,748	325,212	4,997	86,848	358,268	12,777	401,419	2,399,269

Accumulated depreciation:

Balance, January 31, 2017	–	3,769	–	2,412	8,734	1,347	68,275	84,537
Additions	–	1,895	–	714	920	289	25,768	29,586
Balance, July 31, 2017	–	5,664	–	3,126	9,654	1,636	94,043	114,123

Carrying amounts:

As at January 31, 2017	–	2,266	–	8,239	12,261	5,437	325,504	353,707
As at July 31, 2017	1,209,748	319,548	4,997	83,689	348,614	11,141	307,376	2,285,113

The Company’s building is not available for use yet so no depreciation has been recorded.

10.	INTANGIBLE ASSETS

	Intellectual
	property	License	Total
	$	$	$
Balance, January 31, 2017	1,137,285	–	1,137,385
Additions	57,447	46,479,585	46,537,032
Balance, July 31, 2017	1,194,732	46,479,585	47,674,317

As at July 31, 2017, intellectual property and license were not available for use and meters schematics and other intangible assets have indefinite lives. Accordingly, no amortization has been recorded.

The license cost relates to Acreage's license to cultivate under ACMPR obtained by the Company on April 25, 2017.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

11.	OTHER ASSETS

Zenalytic Laboratories Inc.

On November 18, 2016, the Company entered into an option agreement to acquire 49% of Zenalytic Laboratories Inc. ("Zen Labs"). Per the agreement, the Company is required to issue Zen Labs $300,000 in common shares at an issue price equal to the volume weighted average price of the Company for the three days prior to closing the agreement. The Company can execute the option agreement upon delivering a notice of exercise to Zen Labs on or before the date that is 45 days after Zen Labs notifies the Company that it has obtained a Section 56 Class Exemption Dealer's license from Health Canada. $45,000 will be paid to Zen Labs by way of issuance of common shares at an issue price equal to the three day volume weighted average price of the Company's shares as consideration for the option.

On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521, pursuant to this agreement, which was recorded as other assets as at July 31 and January 31, 2017.

12.	BANK INDEBTEDNESS

Bank indebtedness consists of a secured line of credit for Future Harvest. The amounts are due on demand and bear interest at the Bank’s Prime Interest Rate plus 1.75% per annum. The maximum facility available is $100,000 and US $125,000. The bank indebtedness is secured by a general security agreement creating a first priority security interest in all property of Future Harvest.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are comprised of the following:

	July 31,	January 31,
	2017	2017
	$	$

Trade accounts payable (Note 14)	418,454	301,874
Accrued liabilities	5,950	5,950
GST payable	–	1,698
Payroll liabilities	45,293	22,905
	469,697	332,427

14.	NOTE PAYABLE

As at July 31, 2017, the Company had a note payable of $nil (January 31, 2017 - $2,000,000) to AB Labs pursuant to the acquisition of AB Labs.

15.	RELATED PARTY TRANSACTIONS

During the six months ended July 31, 2017, the Company was charged $125,000 (2016 - $267,375) in management fees and $500,000 (2016 - $nil) in a one- time incentive payment by a company controlled by the Executive Chairman of the Company. As at July 31, 2017, $nil (January 31, 2017 - $26,825) remains outstanding which was recorded in accounts payable and accrued liabilities.

During the six months ended July 31, 2017, the Company was charged $20,000 (2016 - $nil) in management fees by the interim CFO of the Company.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

15.	RELATED PARTY TRANSACTIONS (continued)

During the six months ended July 31, 2017, the Company was charged $nil (2016 - $83,200) in management fees by a company controlled by the former CFO of the Company.

16.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited amount of non-voting and non- participating Class A redeemable preferred shares. As at July 31 and January 31, 2017, no Class A preferred shares were outstanding.

Share transactions for the six months ended July 31, 2017:

(a)

On February 7, 2017, the Company issued 37,333 common shares for proceeds of $18,667 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $1,921 was reallocated from contributed surplus to share capital.

(b)

On February 17, 2017, the Company issued 15,000 common shares for proceeds of $7,500 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $772 was reallocated from contributed surplus to share capital.

(c)

On March 2, 2017, the Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065, of which $19,500 was recorded in subscriptions receivable. Each unit was comprised of one common share and one- half of one share purchase warrant. Each warrant is exercisable at a price of $2.35 per share expiring on September 2, 2018. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for ten consecutive trading days. The share purchase warrants have a fair value of $3,643,661, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.68%, an expected dividend rate of 0%, and an expected annual volatility of 147%.

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash of $670,265 and partly through the issuance of 281,818 units with a fair value of $465,000. The units issued to the underwriters have the same terms as the private placement. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants with a fair value of $777,404. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

(d)

On March 6, 2017, the Company issued 60,000 common shares for proceeds of $30,000 pursuant to the exercise of share purchase warrants, which was recorded in subscriptions receivable. The carrying value of the warrants exercised of $3,088 was reallocated from contributed surplus to share capital.

(e)

On March 21, 2017, the Company issued 775 common shares for proceeds of $387 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $40 was reallocated from contributed surplus to share capital.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

(f)

On April 21, 2017, the Company issued 362,500 common shares for proceeds of $196,875 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $24,204 was reallocated from contributed surplus to share capital.

(g)	On April 19, 2017, the Company issued 20,000,000 common shares with a fair value of $36,800,000, pursuant to the option agreement to acquire 100% of Acreage. Refer to Note 3 .

(h)	On April 26, 2017, the Company issued 1,000,000 common shares with a fair value of $1,820,000 as a finder's fee for the acquisition of Acreage.

(i)

On April 27, 2017, the Company issued 2,250 common shares for proceeds of $3,937 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $1,114 was reallocated from contributed surplus to share capital.

(j)

On May 4, 2017, the Company issued 1,000,250 common shares for proceeds of $1,750,000 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $495,181 was reallocated from contributed surplus to share capital

(k)

On May 24, 2017, the Company issued 18,525,000 units at $1.35 per unit for total proceeds of $25,008,750. Each unit was comprised of one common share and one- half of one share purchase warrant. Each warrant is exercisable at a price of $1.75 per share expiring on November 24, 2018. The share purchase warrants have a fair value of $5,041,617, calculated using the Black -Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.71%, an expected dividend rate of 0%, and an expected annual volatility of 138%.

As compensation, the underwriters received a commission of 5% of the gross proceeds raised and a corporate finance fee of 5% of the gross proceeds raised, paid on cash of $2,500,875.

(l)

On May 30, 2017, the Company issued 18,200 common shares for proceeds of $9,100 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $937 was reallocated from contributed surplus to share capital.

(m)

On June 12, 2017, the Company issued 100,000 common shares for proceeds of $92,000 pursuant to the exercise of stock options. The carrying value of the options exercised of $80,683 was reallocated from contributed surplus to share capital.

(n)	On June 13, 2017, the Company issued 1,000,000 common shares to a consultant for consulting services with a deemed value of $1.192 per share, for an aggregate deemed value of $1,192,000 .

(o)

On June 14, 2017, the Company issued 7,700 common shares for proceeds of $3,850 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $396 was reallocated from contributed surplus to share capital.

Escrow shares

As at January 31, 2016, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda Technologies Ltd. (“PODA”) has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange the Company is listed on for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Stock option plan

The Company has adopted a rolling incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

During the six months ended July 31, 2017, the Company recognized share-based compensation of $6,318,678 (2016 - $nil) that was recorded in the consolidated statement of operations, of which $5,734,842 (2016 - $nil) was related to the vesting of stock options granted to directors and officers of the Company.

On February 7, 2017, the Company granted 1,200,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.69 per share and expiring on February 7, 2022.

On February 24, 2017, the Company granted 600,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.88 per share and expiring on February 24, 2022.

On March 2, 2017, the Company granted 1,250,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.75 per share expiring on March 2, 2022.

On June 13, 2017, the Company granted 1,000,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.48 per share expiring on June 13, 2022.

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2017	2016
Risk-free interest rate	1.10% - 1.15%	0.66%
Expected life	5 years	2 years
Volatility	80%	160%
Dividend rate	–	–
Forfeiture rate	–	–
Fair values on grant date	$1.28 - $1.64	$1.00

A continuity schedule of the Company’s outstanding stock options for the six months ended July 31, 2017 is as follows:

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Stock option plan (continued)

		Weighted
		average
	Options	exercise price
	outstanding	$
Balance, January 31, 2017	2,365,000	1.24

Cancelled	(230,000)	1.25
Exercised	(100,000)	0.92
Granted	4,250,000	1.67

Balance, July 31, 2017	6,285,000	1.54

A summary of the Company’s options outstanding as of July 31, 2017 is as follows:

Outstanding			Exercisable
	Weighted average	Weighted		Weighted
	remaining	average		average
Number of	contractual life	exercise price	Number of	exercise price
options	(years)	$	options	$

30,000	2.8	1.50	30,000	1.50
30,000	2.8	1.70	30,000	1.70
15,000	2.9	1.50	15,000	1.50
15,000	3.0	1.50	15,000	1.50
25,000	3.0	1.50	25,000	1.50
15,000	3.2	1.50	15,000	1.50
135,000	4.2	0.35	95,000	0.35
250,000	4.5	0.92	250,000	0.92
1,570,000	4.6	1.38	1,395,000	1.38
1,150,000	4.8	1.69	1,100,000	1.69
600,000	4.8	1.88	585,000	1.88
1,250,000	4.8	1.75	1,200,000	1.75
1,200,000	5.1	1.48	900,000	1.48

6,285,000	4.8	1.54	5,655,000	1.55

Warrants

A continuity schedule of the Company’s outstanding share purchase warrants for the six months ended July 31, 2017 is as follows:

		Weighted
		average
	Warrants	exercise price
	outstanding	$
Balance, January 31, 2017	8,882,668	1.40
Issued	18,006,012	1.87
Exercised	(1,503,758)	1.34
Expired	(30,000)	0.50

Balance, July 31, 2017	25,354,922	1.74

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Warrants (continued)

As at July 31, 2017, the Company had outstanding share purchase warrants exercisable to acquire common shares of the Company as follows:

Number of	Exercise
warrants	price
outstanding		Expiry date
1,000,000	1.50	April 25, 2018
4,699,794	1.75	June 1, 2018
2,070,567	0.50	June 30, 2018
4,914,565	2.35	September 2, 2018
140,909	2.35	September 2, 2018
688,039	1.65	September 2, 2018
1,000,000	1.50	October 25, 2018
1,000,000	1.50	October 25, 2018
9,262,500	1.75	November 24, 2018
578,548	1.75	December 1, 2018
25,354,922	1.74

17.	COMMITMENTS

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	Six months	Six months
	ended	ended
	July 31,	July 31,
	2017	2016
	$	$

Non-cash transactions
Depreciation of property and equipment included in inventory	25,504	–
Fair value of accounts receivable of Acreage Pharms Ltd. acquired	64,793	–
Fair value of amounts due to related parties of Acreage Pharms Ltd. assumed	2,303,605	–
Fair value of intangible assets of Acreage Pharms Ltd. acquired	46,483,412	–
Fair value of property and equipment of Acreage Pharms Ltd. acquired	1,886,168	–
Fair value of share purchase warrants issued as finder's fee	777,404	–
Fair value of share purchase warrants issued for acquisition of Acreage Pharms Ltd.	3,130,768	–
Fair value of share purchase warrants reallocated to share capital from contributed surplus upon exercise	80,683	–
Fair value of units issued as finder's fee	465,000	–
Shares issued for services rendered	3,032,000
Shares issued for acquisition of Acreage Pharms Ltd.	36,800,000	–
Supplemental disclosures:
Interest paid	–	–
Income taxes paid	–	–

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the six months ended July 31, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

19.	COMPARATIVE FIGURES

Certain comparative data have been reclassified to conform with the presentation of the current year. The Company has grouped together the comparative balances for certain items on the balance sheet and certain expenses on the statement of loss and comprehensive loss. There is no net impact on the financial position, net loss, cash flows or loss per share in fiscal 2017 as a result of these reclassifications.

20.	SUBSEQUENT EVENTS

(a)	On August 9, 2017, the Company issued 40,000 common shares for proceeds of $14,000 pursuant to the exercise of stock options.

(b)	On August 15, 2017, 190,000 stock options were cancelled.